

April 29, 2011

Samuel A. Flax, Esq.
American Capital Mortgage Investment Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

      Re: American Capital Mortgage Investment Corp.
              Registration Statement on Form S-11
              Filed April 1, 2011
              File No. 333-173238

Dear Mr. Flax:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The letter dated April 15, 2011 submitted by your counsel suggests that this is not a "blind pool" offering because your initial use of proceeds is to primarily purchase agency mortgage investments. We note the disclosure on page 17 of the risk associated with the fact that you have not identified any specific investments and on page 52 that your manager will focus on "temporary investments in agency mortgage investments." Please revise your investment strategy and targeted investments disclosure to demonstrate that this is not a "blind pool" offering and clarify the timeframe associated with your primary focus on agency securities. Alternatively, please revise to provide the suggested Industry Guide 5 disclosure of cover page risk factors, a narrative summary of prior performance, and prior performance tables II, III, and IV for your sponsor's prior program(s).

2.   We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption you intend to rely on and how your investment

strategy will support that exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

3.   Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement.

4.   Please tell us why Item 506 of Regulation S-K disclosure is not applicable.

Prospectus Summary, page 3

5.   Please revise to indentify your sponsor or promoter.

Our Manager, page 3

6.   Please revise to clarify if your manager must rely on the administrative services agreement with its affiliates in order to carry out the obligations and duties owed to you and if this arrangement insulates the parties that will actually manage your operations from liabilities that may result from their actions. Also, clarify whether your manager will have any assets with which to remedy any liability that may result from a breach of contract or fiduciary duties.

Track Record of the Investment Team of our Manager, page 4

7.   It appears this disclosure relates to the prior performance of your sponsor. Please relocate such specific prior performance disclosure to the body of your prospectus where it may be accompanied with a discussion of any adverse developments experienced by American Capital Agency Corp.

Competitive Strengths, page 6

8.   We refer to your statement that you "expect [y]our experienced investment team to be a differentiating competitive advantage relative to your competitors." It is not clear from your disclosure what experience lends itself to a competitive advantage. Please clarify.

Our Management Agreement, page 8

9.   Please provide an estimate of the management fee to be paid in your first full fiscal year based on your offering amount and the private placement or tell us why such estimate is not possible.

10.   Please clarify, if true, that there are no limits on the expense reimbursement provisions.

Our Manager's management fee is based on the amount of our Equity...., page 16

11.   Please revise this risk factor to address the specific conflict that equity offerings may be beneficial for your manager but dilutive to existing shareholders.

Failure to procure adequate financing...., page 27

12.   Please revise the subheading of this risk factor to specifically highlight your dependence on short-term financing, which subjects you to risks associated with changes in the availability of financing. Revise the fifth summary risk factor bullet point to also provide similar specificity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

13.   We refer to the factual statements on page 53, beginning with, "Prepayments are being made at rates less than the historical average, which should provide an on-going opportunity to capture such spread." The source of factual statements should be made clear in the prospectus or clearly marked supporting documentation provided to us. Please revise or advise.

Credit Risk, page 58

14.   We note that your manager may use a third party to assist with due diligence in evaluating investments. Please tell us if such a third party has been identified at this time. Please also discuss your underwriting criteria.

Business, page 61

15.   We refer to your disclosure on page 28 that you intend to enter into master repurchase agreements with several financial institutions. Please describe the material terms of these repurchase agreements, if known, and identify who will be counterparties to the repurchase agreements, e.g. affiliates of banks, broker-dealers or others.

Our Investment Strategy, page 62

16.   Please provide your anticipated holdings in each targeted asset class.

Our Financing Strategy, page 65

17.   Please clarify if you are subject to any limits on your use of leverage. Also, please disclose a range of leverage that the manager expects to employ once it has invested in its target assets.

Our Manager, American Capital and the Management Agreement, page 69

18.   Please provide greater detail on how your executive officers will allocate their time to you versus their other duties owed to affiliates.

Conflicts of Interest in Our Relationship with Our Manager, page 76

19.   Please revise to discuss any conflict that you may have using short-term funding sources and counterparties that already have established relationships with your manager, sponsor, or any of its affiliates.

Restrictions on Investments and Allocation of Investment Opportunities, page 76

20.   Please expand your disclosure to discuss how your manager and its affiliates will allocate investment opportunities that may be suitable for other affiliated entities that may compete with you, including the number of funds, the amount available for investment, and the term of such funds.

Federal Income Tax Considerations, page 96

21.   Please update your disclosure on page 97 to reflect prior to effectiveness that you have received an opinion from your tax counsel.

Notes to Balance Sheet as of March 28, 2011, page F-4

Note 5 – Subsequent Events, page F-5

22.   Please disclose the amount of organizational and offering costs incurred to date on your behalf.

Exhibits

23.   Please file the exhibits, including the legal and tax opinions, with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective and we may have comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile